Exhibit 99.70

CANNTRUST HOLDINGS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

Annual General Meeting of Shareholders of CannTrust Holdings Inc.

commencing at 2:00 p.m. (EST) on May 22, 2018 at:

Homewood Suites by Hilton Toronto Vaughan

618 Applewood Crescent

Vaughan, Ontario L4K 4B4

April 12, 2018

CANNTRUST HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of CannTrust Holdings Inc. (“CannTrust” or the “Corporation”) will be held at Homewood Suites by Hilton Toronto Vaughan, 618 Applewood Crescent, Vaughan, Ontario L4K 4B4, on Tuesday May 22, 2018 commencing at 2:00 p.m. (EST) for the following purposes:

(a)	to receive the audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017, together with the report of the auditor thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint RSM Canada LLP as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration; and

(d)	to transact such other business as may properly be put before the Meeting.

Only registered shareholders of record of CannTrust at the close of business on April 12, 2018, or the persons they appoint as their proxies, will be entitled to receive notice of and vote at the Meeting. Registered shareholders of CannTrust who are unable to attend the Meeting in person are requested to sign, date and return the enclosed form of proxy to TSX Trust Company at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax to (416) 595-9593.

In order to be valid for use at the Meeting, proxies must be received by TSX Trust Company by 2:00 p.m. (EST) on May 17, 2018 or, if the Meeting is adjourned or postponed, 48 hours prior to the time to which the Meeting has been adjourned or postponed, excluding Saturdays, Sundays and holidays. The chair of the Meeting may waive or extend the proxy cut-off without notice. Non-registered shareholders of CannTrust who receive these materials through their broker or other intermediary should carefully follow the instructions provided by their broker or intermediary.

DATED at Toronto, Ontario this 12th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Eric Paul”
Eric Paul
Director and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

Persons Making This Solicitation

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of CannTrust Holdings Inc. (“CannTrust” or the “Corporation”) for use at the annual general meeting of shareholders of CannTrust (the “Meeting”) to be held at Homewood Suites by Hilton Toronto Vaughan, 618 Applewood Crescent, Vaughan, Ontario L4K 4B4 on May 22, 2018 commencing at 2:00 p.m. (EST) for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”). Only registered shareholders (“Registered Shareholders”) of CannTrust of record at the close of business on April 12, 2018 (the “Record Date”), or the persons they appoint as their proxies, will be entitled to receive notice of and vote at the Meeting.

While it is expected that the solicitation will be made primarily by mail, proxies may also be solicited personally, by facsimile or by telephone by employees of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation.

Notice-and-Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. Public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing copies of the materials.

The Corporation has elected to use the notice and access procedure (“Notice and Access”) under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for the delivery of Meeting materials to the Corporation’s shareholders. Under Notice and Access provisions, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access the Corporation’s Notice of Meeting, Circular and a form of proxy (collectively, the “Meeting Materials”) electronically instead of receiving a printed copy; and it will contain information on how to obtain a printed copy of the Meeting Materials. The Notice of Meeting and Circular will be posted on the Corporation’s website at https://canntrust.ca/ on April 12, 2018, and will remain on the website for one year. The Meeting Materials will also be available on the Corporation’s SEDAR corporate profile at www.sedar.com. All registered and beneficial Shareholders will receive a Notice and

Access Notice.

If you wish to receive a paper copy of the Meeting Materials, they will be sent within three business days of your request, if such requests are made before the Meeting date. To ensure you receive the Meeting Materials in advance of the voting deadline and Meeting date, your request should be provided to the Corporation as soon as possible.

Appointment of Proxies

The individuals named in the accompanying proxy (the “Proxy”) are directors or officers of the Corporation. Shareholders have the right to appoint a person or company to represent him, her or it at the Meeting other than those persons designated on the Proxy. A shareholder who wishes to appoint some other person at the Meeting may do so by clearly inserting such person’s name in the blank space provided in the Proxy. Such other person need not be a shareholder. A proxy will not be valid unless the completed, dated and signed Proxy is delivered to TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax to (416) 595-9593, by 2:00 p.m. (EST) on May 17, 2018 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Registered Shareholder or by his, her or its attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Corporation, at 3280 Langstaff Road, Unit 1, Vaughan, Ontario, L4K 4Z8, or to TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax at (416) 595-9593, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting. Only a Registered Shareholder has the right to revoke a proxy. Non-registered holders of common shares in the capital of the Corporation (“Common Shares”) who wish to change their voting instructions must contact the intermediary through which their Common Shares are held and by following the instructions of the intermediary respecting the revocation of such voting instructions.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Exercise of Discretion

The Common Shares represented by the proxies solicited hereby will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented by such proxy will be voted or withheld from voting accordingly. Shareholders may indicate the manner in which the proxyholder is to vote with respect to any specific item by checking the appropriate space. If a shareholder wishes to confer discretionary authority with respect to any item of business, then the space opposite the item should be left blank.

The enclosed Proxy confers discretionary authority upon the named proxyholder(s) with respect to any amendments to or variations in matters identified in the accompanying Notice of Meeting, including other matters which may properly come before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. As at the date of this Circular, management of the Corporation is not aware of any amendments, variations, or other matters, other than as set out in the accompanying Notice of Meeting. If such should occur, the persons designated by management or such other proxyholder as properly designated by the shareholder will vote in accordance with their best judgment.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.

Non-Registered Shareholders

Most shareholders of the Corporation are non-registered shareholders (“Non-Registered Shareholders”) because the Common Shares they beneficially own are not registered in their names but are instead registered in the name of an intermediary such as a brokerage firm, bank, trust corporation, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans through which they purchased the Common Shares (an “Intermediary”). A Non-Registered Shareholder typically holds their Common Shares either: (a) in the name of the Intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares; or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”)), of which the Intermediary is a participant.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain beneficial ownership information about themselves to the Corporation are referred to as “NOBOs”. Non-Registered Shareholders who have objected to their Intermediary disclosing the ownership information about themselves to the Corporation are referred to as “OBOs”. NI 54-101 permits the Corporation to send the Meeting Materials directly to the NOBOs. In accordance with NI 54-101, the Corporation has elected to send the Meeting Materials directly to NOBOs and has distributed copies of the Meeting Materials to Intermediaries for distribution to OBOs. The Corporation will pay for an Intermediary to deliver the Meeting Materials to Non-Registered Shareholders who are OBOs, including a voting instruction form (as described further below).

If you are a Non-Registered Shareholder and you have not declined to receive the Meeting Materials, then you will receive either a voting instruction form (“Voting Instruction Form”) or, less frequently, a partially completed form of proxy. The purpose of these forms is to permit you to direct the voting of the Common Shares that you beneficially own. If you are a Non-Registered Shareholder, you should follow the procedures set out below, depending on which type of form you receive.

(a)	Voting Instruction Form - In most cases in lieu of a proxy, you will receive, as part of the Meeting Materials, a Voting Instruction Form. If you do not wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), the Voting Instruction Form must be completed, signed and returned in accordance with the directions on the Voting Instruction Form. If you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), then you must complete, sign and return the Voting Instruction Form in accordance with the directions provided and a form of proxy giving the right to attend and vote at the Meeting will be forwarded to you.

or

(b)	Form of Proxy - Less frequently, you will receive, as part of the Meeting Materials, a form of proxy that has already been executed by the Intermediary (typically by a facsimile, stamped signature) and which is restricted as to the number of Common Shares beneficially owned by you, but which is otherwise incomplete. If you do not wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you must complete the form of proxy and deposit it with TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax to (416) 595-9593, as described above. If you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), you must insert your name (or such other person’s) name in the blank space provided.

In any case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name in the blank space provided. Non-Registered Shareholders should follow the instructions on the forms they receive, including those regarding when and where the forms are to be delivered, and contact their Intermediaries promptly if they need assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation since the beginning of the Corporation’s most recently completed financial year, or any proposed nominee by management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation’s authorized capital consists of an unlimited number of Common Shares which, as of the date hereof, 92,589,847 Common Shares are issued and outstanding.

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the board of directors (the “Board”), dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Corporation’s remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Any shareholder as of the Record Date who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have their Common Shares voted at the Meeting.

The Corporation has entered into a voting trust agreement regarding the election of directors (the “Voting Trust Agreement”) with related entities of Eric Paul, Norman Paul, Brad Rogers, Mitchell Sanders, Forum Financial Corporation and Bloom Burton Securities Inc. (the “Participating Shareholders”). Under the Voting Trust Agreement, which expires August 21, 2018, the Participating Shareholders appointed Cannamed Financial Corp. (the “Voting Trustee”) as their voting trustee with the authority to vote their Common Shares or Common Shares that may be subsequently acquired and held by a Participating Shareholder with regard to the appointment of the directors of the Corporation. Under the terms of the Voting Trust Agreement, Norman Paul is only subject to its terms if he continued as a director of the Corporation or if he resigned as a director of the Corporation. The Voting Trust Agreement has no effect beyond the voting support of the directors of the Corporation.

To the knowledge of the Corporation, only the following corporation, owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation:

		Percentage of
Name and Municipality	Number of Common	Outstanding Common
of Residence	Shares	Shares
Cannamed Financial Corp.	11,265,144	12.2%

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017, together with the report of the auditor thereon, will be presented to Shareholders for review at the Meeting. No vote by the shareholders is required with respect to this matter.

Election of Directors

The term of office of each of the directors of the Corporation expires at the close of the Meeting. The Board is currently composed of seven directors consisting of Eric Paul, Mark Litwin, Mitchell Sanders, Norman Paul, Mark Dawber, Robert Marcovitch, and Shawna Page (collectively, the “Nominees”). At the Meeting, management of the Corporation proposes to nominate the Nominees for election as directors of the Corporation for the ensuing year. Management of the Corporation does not anticipate that any of the Nominees will be unable to serve as a director, but, if such should be the case at the Meeting, the persons whose names are printed on the Proxy, in the absence of a specification to the contrary, intend to vote for such other nominees as their best judgment may deem advisable.

If elected, each Nominee will hold office until the close of the next annual meeting of shareholders or until a successor is elected or appointed, unless earlier resigned or otherwise removed from office.

Advance Notice Provisions

The Corporation’s by-laws provide that shareholders seeking to nominate candidates for election as directors must provide timely notice in writing (the “Advance Notice Provisions”). To be timely, a shareholder’s notice must be received by the Corporation: (i) in the case of an annual meeting of holders of Common Shares, not less than 30 days prior to the date of the annual meeting of holders of Common Shares; provided, however, that in the event that the annual meeting of holders of Common Shares is to be held on a date that is less than 50 days after the date on which the first public announcement (the “Notice Date”) of the date of the annual meeting was made, notice by a holder of Common Shares may not be given later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of holders of Common Shares called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of holders of Common Shares was made.

The Corporation did not receive notice of a nomination in compliance with the Advance Notice Provisions and, as such, any nominations other than nominations of the Nominees will be disregarded at the Meeting.

Nominee Information

The following table sets out the names, province and country of residence of each Nominee, the present offices of the Corporation now held by each of them, the principal occupations of each Nominee, the period of time for which each has been a director of the Corporation and the number of Common Shares beneficially owned by each Nominee, directly or indirectly, or over which control or direction is exercised.

				Number of	Percentage of
				Common Shares	Common Shares
Name		Principal		Beneficially	Beneficially
City, Province		Occupation(s)		Owned or Over	Owned or Over
and Country of		During the Five		which Control is	Which Control is
Residence	Position	Preceding Years	Director Since	Exercised (1)	Exercised

Eric Paul(5) Ontario, Canada	Chief Executive Officer and Director	Chief Executive Officer and Director of the Corporation	2015	11,943,761	12.9%

Mark Litwin(2)(3)(4)(8) Ontario, Canada	Chairman and Director	President of Gencan Capital Inc.	2015	2,848,130	3.1%

Mitchell Sanders(7) Ontario, Canada	Director	Partner, Goldman, Spring, Kichler & Sanders LLP	2015	1,154,116	1.3%

Norman Paul(4)(6) Ontario, Canada	Director	CEO of Next Paradigm Inc.	2017	5,458,121	5.9%

Mark Dawber(2)(4) Ontario, Canada	Director	Consultant	2017	50,000	0.05%

Robert Marcovitch(2)(3) Seattle, Washington	Director	President of K2 Sports	2017	13,500	0.02%

Shawna Page(3)(9) Ontario, Canada	Director	Consultant	2018	2,050	0.002%

Notes:

(1)	The information as to the Common Shares beneficially owned, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nomination and Governance Committee.
(5)	Held through The Paul Family Trust, which is the beneficial and registered holder of 6,311,189 Common Shares and a beneficial holder of 5,632,572 Common Shares through its 50% ownership of Cannamed Financial Corp.
(6)	The Norman Paul 2013 Family Trust is the beneficial and registered holder of the Common Shares.
(7)	Held through Cajun Capital Corporation.
(8)	Mark Litwin holds his interest in Common Shares as follows: 40,000 Common Shares personally; Mar-Risa Holdings Inc., which is owned as to 50% by Mark Litwin, holds 877,500 Common Shares; Sutton Management Limited, which is owned as to 50% by Mark Litwin, holds 362,500 Common Shares; York Capital Funding Inc., which is beneficially owned 78.3% by Mar-risa Holdings Inc. and 9.8% by Mark Litwin, holds 493,503 Common Shares; and, Cannamed Financial Corp., which holds 11,265,144 Common Shares, is partially owned by the following entities of which Mark Litwin as an interest: York Capital Funding Inc. – 21%; Mar-Risa Holdings Inc. – 10.25%; and, Sutton Management Limited – 3.75%. York Capital Funding Inc.
(9)	Shawna Page holds her interest in Common Shares as follows: 550 Common Shares are held through the Page Family Trust Inc. and 1500 Common Shares are held in an RRSP.

Biographical Information

Eric Paul, Chief Executive Officer and Director

Mr. Paul is a pharmacist and has been a senior business executive with over 40 years in the healthcare industry including MediTrust, Canada’s first mail order pharmacy, a hospital medication management software system company and President of one of Canada’s largest discount retailers.

Mark Litwin, Chairman

Mr. Litwin is the President of Gencan Capital Inc., a CSE-listed corporation. Mr. Litwin was previously President and a Director of Gencan’s predecessor corporations which were listed on the TSXV and TSX. He is also President of Sutton Management Limited, an investment and management holding company. Mr. Litwin has held the position of President and has been a director of a number of public companies. He has significant experience in the real estate industry and has a B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is a member of the board of the UHN Toronto Rehab Hospital Foundation and the Mt Sinai Hospital Finance/Resource Committee.

Mitchell Sanders, Director

Mr. Sanders is a senior partner at Goldman, Spring, Kichler & Sanders LLP since 1990, providing services in the areas of corporate finance, mergers and acquisitions, and securities law to mid-market clients in both Canada and the United States. He has been counsel in numerous public and private financing transactions, initial public offerings, and private placements throughout North America and currently sits on the boards and advisory committees of various companies and not-for-profit entities. He is a former long-time member of The Executive Committee (TEC), an international organization of Chief Executive Officer’s, as well as a former member of the Small Business Advisory Committee to the Ontario Securities Commission, and a current member of the board of the UHN Toronto Rehab Hospital Foundation.

Norman Paul, Director

Mr. Paul is a pharmacist and one of the co-founders of the Corporation. He has over forty years of experience as a CEO and Senior Operating Executive, including at one of Canada’s largest discount retailers and one of Canada’s largest drug store chains. He was Founder and CEO of Meditrust, Canada’s first mail order pharmacy from 1991 until 1999 when it was sold to the Katz Group. Mr. Paul was also the CEO of Autros Hospital Systems, a hospital management system from 1993 until 2001 when it was sold to a large Canadian healthcare provider. He was previously Chairman of Claim Secure, one of the largest pharmacy benefit managers in Canada, and the Founder and former CEO of AA Pharma, a generic drug manufacturer.

Mark Dawber, Director

Mr. Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario’s Professional Conduct Committee.

Robert Marcovitch, Director

Mr. Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. He was until recently the President and CEO of K2 Ski’s, an international developer, manufacturer, marketer and distributor of winter sports equipment and held that position since October 2015 (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

Shawna Page, Director

Ms. Page brings years of experience in both the capital markets, as well as the consumer retail markets. Ms. Page spent 10 years working at Merrill Lynch Canada, followed by 10 years at TD Securities where she was Managing Director and Chief of Staff. In 2007, Ms. Page launched a unique mass-channel brand of gender-specific and condition-specific nutraceuticals across Canada, and later in various international markets, which she successfully exited in November 2016. Ms. Page has a Bachelor of Science degree from the University of Toronto and a Financial Markets Certification from Yale University.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management of the Corporation, no Nominee is, at the date of this Circular, or has been, within ten years before the date of this Circular,

(a)	a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was subject to an order that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	a director or executive officer of any company (including the Corporation) that, which such Nominee was acting in that capacity, or within one year of such nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Nominee.

For the purposes of section (a) above, the term “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days.

Penalties or Sanctions

To the knowledge of management of the Corporation, no Nominee has:

(a)	been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a director nominee.

The persons designated as proxyholders by management of the Corporation in the Proxy which accompanies this Circular intend to vote FOR the election of the Nominees as directors of the Corporation whose names are set forth above, unless the shareholder has specified in the Proxy that the Common Shares represented by such Proxy are to be withheld from voting in respect thereof.

Re-Appointment of Auditor

The auditors of the Corporation are RSM Canada LLP (formerly Collins Barrow, Toronto LLP) (“RSM”) located at 11 King Street West, Toronto, Ontario, M5H 4C7. RSM have been the auditors of the Corporation since 2015. Management proposes to nominate RSM for re-appointment as the auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the Board to fix the auditors’ remuneration. An affirmative vote of a majority of the votes cast at the Meeting is sufficient for the appointment of the auditors.

The persons designated as proxyholders by management of the Corporation in the Proxy which accompanies this Circular intend to vote FOR the re-appointment of RSM, as the auditors of the Corporation unless the shareholder has specified in the Proxy that the Common Shares represented by such Proxy are to be withheld from voting in respect thereof.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2017, the following individuals acted as named executive officers (“Named Executive Officers” or “NEOs”), as such term is defined in Form 51-102F6 – Statement of Executive Compensation, of the Corporation:

•	Eric Paul, Chief Executive Officer;
•	Ian Abramowitz, Chief Financial Officer; and
•	Brad Rogers, President and Chief Operating Officer of CannTrust Inc.

Compensation Discussion and Analysis

The purpose of the Compensation Discussion and Analysis section of this Circular is to provide information about the Corporation’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation’s Named Executive Officers.

How the Corporation Determines Compensation

The Compensation Committee, as described in more detail in “Report On Corporate Governance”, is responsible for reviewing, establishing and overseeing the compensation policies of the Corporation and compensation of the Named Executive Officers. See “Particulars of Matters to be Acted Upon – Election of Directors” for a summary biography of each member of the Compensation Committee which sets out the relevant experience to the performance of his duties as a member of the Compensation Committee. Based on the recommendations of the Compensation Committee, the directors of the Corporation as a whole are responsible for determining the compensation paid to the executive officers and directors of the Corporation.

The Compensation Committee is currently comprised of Mark Litwin, Robert Marcovitch and Shawna Page. Each member of the Compensation Committee has been determined by the Board to be “independent” as such term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”).

Objectives of the Compensation Program

Our executive compensation program has been designed to motivate, reward, attract and retain high caliber management deemed essential to ensure our success. The program seeks to align executive compensation with our short-term and long- term business objectives, business strategy and financial performance. Our compensation program is designed to achieve the following objectives:

•	provide competitive compensation opportunities in order to attract and retain talented, high caliber executive officers, whose expertise, skills and performance are critical to our success;

•	motivate these executive officers to achieve our strategic vision and business objectives;

•	align the interests of our executive officers with those of our shareholders and other stakeholders by tying a meaningful portion of compensation directly to the overall growth of our business; and

•	provide incentives that encourage appropriate levels of risk-taking by the executive team.

Executive Compensation Components

The Corporation’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Corporation and individual performance and provide financial incentives to senior executives based on the level of achievement of specific operational and financial objectives. The compensation of the NEOs includes: base salary; short-term incentive plan consisting of an annual, discretionary cash bonus; long-term equity incentives, consisting of stock options granted under the stock option plan and any other equity plan that may be approved by the Board; limited perquisites; customary benefit programs; and severance benefits. These principal elements of compensation are described in more detail below.

Base Salary

Base salaries for executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account compensation paid by other companies in the industry for similar positions and the overall market demand for such executives at the time of hire. The Corporation does not actively benchmark its compensation to other companies, but has reviewed the public disclosure available for other comparable medical cannabis companies to assist in determining the competitiveness of base salary (as well as bonuses, benefits and stock options) paid to the executive officers of the Corporation. An executive officer’s base salary is determined by reviewing the executive officer’s other compensation to ensure that the executive officer’s total compensation is in line with the Corporation’s overall compensation philosophy.

Base salaries are reviewed annually and increased for merit reasons, based on the executive’s success in meeting or exceeding individual objectives and/or for market competitiveness. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive’s role or responsibilities, as well as for market competitiveness.

Bonus Plans

Our compensation program includes eligibility for annual incentive cash bonuses. The range of potential bonuses is based on a percentage of base salary and is reviewed annually. NEO bonuses include corporate and financial performance targets, as well as personal performance objectives that are determined by the Board, which may include the implementation of new strategic initiatives, the development of innovations, teambuilding, the ability to manage the costs of the business and other factors. The mix between corporate and financial performance targets and personal performance objectives and the resulting bonus entitlements vary for each NEO.

Stock Option Plan

The stock option plan provides that the Board may from time to time, in its discretion, and in accordance with the TSX requirements, grant to directors, officers, full-time employees and consultants of the Corporation and its subsidiaries, non-transferable options to purchase Common Shares for a period as specified in the grant, if the number of Common Shares reserved for issuance may not exceed 10% of the total issued and outstanding Common Shares from time to time (calculated on a non-diluted basis).

The purpose of the stock option plan, pursuant to which the Corporation may grant incentive stock options, is to provide the Corporation and its subsidiaries with a share-related mechanism designed to develop and increase the interest in the growth and development of the Corporation and its subsidiaries of those of the respective directors, officers, full-time employees and consultants of the Corporation and its subsidiaries as may from time to time be options under the stock option plan by providing to them the opportunity to acquire a proprietary interest in the Corporation through the purchase of Common Shares. Pursuant to the stock option plan, the maximum number of options that may be granted to Insiders under the stock option plan and other security based compensation arrangements of the Corporation, within a 12-month period, shall not exceed 10% of the issued Common Shares calculated on the effective date of an option granted to any Insider. The maximum number of options which may be granted in any 12- month period to any one optionee may not exceed 5% of the issued and outstanding Common Shares at the date of the grant (calculated on a non-diluted basis).

Perquisites and Other Benefits

Certain of our executive officers are provided perquisites to aid in the performance of their respective duties and to provide compensation competitive with executives with similar positions and levels of responsibilities. Perquisites generally include reimbursement of automobile expenses, monthly personal cell phone allowances, technology allowances and/or payment of professional development fees. Such perquisites are not a significant element of the compensation of executive officers.

Health and Insurance Benefits

Each of our executive officers, including our Named Executive Officers, is eligible to participate in our health and insurance plans on the same terms and conditions as provided to all other eligible employees. Such benefits include:

•	medical and dental benefits;
•	long-term disability insurance; and
•	life insurance and accidental death and disability coverage.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our executive officers, including our Named Executive Officers.

Stock Option Granting Process

Generally, stock option grants are determined on an ad hoc basis. The Chief Executive Officer (“CEO”) makes recommendations to the Compensation Committee regarding individual stock option awards for all recipients, other than the CEO and the directors of the Corporation. The Compensation Committee makes recommendations to the Board regarding stock options for the CEO and the directors. The Compensation Committee considers relevant market data and other information in order to determine the CEO’s stock option grant recommendation to the Board.

The Compensation Committee reviews the appropriateness of the stock option grant recommendations by the CEO for all eligible employees and accepts or adjusts these recommendations. The Compensation Committee is responsible for approving all individual stock option grants, including grants that are awarded outside the annual compensation deliberation process for such things as promotions or new hires. The Compensation Committee is also responsible for recommending to the Board for its approval any stock option grants for executive officers.

The Compensation Committee approves or recommends compensation awards, including stock option grants, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual.

A holder of vested options may acquire Common Shares at the exercise price established on the options’ date of grant. Options are never issued at an exercise price below the market price of the Corporation’s Common Shares. Notwithstanding valuations of options required by financial reporting requirements, options only have value to their holders when the market price of Shares exceeds the exercise price of the options; the greater the difference between the market price (i.e. when the market price of the Shares rises, thereby increasing shareholder value) and the exercise price, the greater the value of the options.

Compensation of Named Executive Officers

The following table provides a summary of total compensation earned during each of the twelve month periods ended December 31, 2015, December 31, 2016 and December 31, 2017, by each NEO for services rendered in all capacities during those periods.

SUMMARY COMPENSATION TABLE
					Non-Equity
	Twelve		Option-		Incentive Plan Compensation
	Months		Based		Annual	Long-Term	All Other	Total
Name and Principal Position	Ended	Salary	Awards		Incentive	Incentive	Compensation	Compensation
of Named Executive Officer	Dec. 31	($)	($)(4)		Plans ($)(1)	Plans ($)	($)	($)
Eric Paul	2017	$200,000	$76.753	(5)	$0	$0	$0	$306,753
Chief Executive Officer	2016	$200,000	$0		$0	$0	$0	$200,000
	2015	$200,000	$0		$0	$0	$0	$200,000

Ian Abramowitz(2)	2017	$146,945	$643,182	(6)(7)	$24,391	$0	$0	$814,518
Chief Financial Officer	2016	$5,000	$0		$0	$0	$0	$5,000

Brad Rogers(3)	2017	$186,539	$1,359,210	(8)(9)	$32,521	$0	$0	$1,578,270
President and Chief Operating	2016	$103,846	$0		$0	$0	$0	$103,846

Notes:

(1)	Represents amounts earned pursuant to our annual bonus program, based on 100% of target payment amounts. Payments are based on the achievement of performance goals and are paid in cash in the year following the fiscal year in respect of which they are earned.
(2)	Mr. Abramowitz has served as the Corporation’s Chief Financial Officer since December 2016.
(3)	Mr. Rogers has served as the President and Chief Operating Officer of CannTrust Inc. since May 2016.
(4)	This value was used both for the purposes of compensation (grant date fair value) and accounting value and was derived using the Black-Scholes methodology.
(5)	The fair value of Mr. Paul’s 2017 award of options on 50,000 Common Shares was determined using a risk free rate of 1.88%, an expected life of 9.5 years, and volatility of 74%.
(6)	The fair value of Mr. Abramowitz’s 2017 award of options on 150,000 Common Shares was determined using a risk free rate of 1.74%, an expected life of 10 years, and volatility of 176%.
(7)	The fair value of Mr. Abramowitz’s 2017 award of options on 150,000 Common Shares was determined using a risk free rate of 2.08%, an expected life of 9.42 years, and volatility of 74%.
(8)	The fair value of Mr. Rogers’ 2017 award of options on 250,000 Common Shares was determined using a risk free rate of 1.74%, an expected life of 10 years, and volatility of 176%.
(9)	The fair value of Mr. Rogers’ 2017 award of options on 375,000 Common Shares was determined using a risk free rate of 2.08%, an expected life of 9.42 years, and volatility of 74%.

Outstanding Option-Based Awards

The table below reflects all option-based awards for each Named Executive Officer outstanding as at December 31, 2017. CannTrust does not have any other equity incentive plan other than the Plan.

NEO OPTION–BASED AWARDS OUTSTANDING AS AT DECEMBER 31, 2017
				Value of Unexercised
	Number of	Option		In-the-Money
	Securities Underlying	Exercise Price	Option	Options
	Unexercised Options(1)	($/Security)	Expiration Date(2)	($)
Eric Paul	50,000	$2.00	February 16, 2027	$375,500
Chief Executive Officer

Ian Abramowitz	150,000	$2.00	February 16, 2027	$1,072,500
Chief Financial Officer	150,000	$3.00	February 16, 2027	$922,500

Brad Rogers	250,000	$2.00	February 16, 2027	$1,787,500
President and Chief Operating Officer of CannTrust Inc.	375,000	$3.00	February 16, 2027	$2,306,250

Notes:

(1)	Fair value of the options was determined using the Black-Scholes option-pricing model.

Incentive Award Plans – Value Vested or Earned During the Year Ended December 31, 2017

The following table sets out for each NEO, the value of option-based awards which vested during the year ended December 31, 2017 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2017.

	Option-Based Awards –	Non-Equity Incentive Plan Compensation –
	Value Vested During 2017	Value Earned During 2017
	($)	($)
Eric Paul
Chief Executive Officer	$76,753	$30,000

Ian Abramowitz
Chief Financial Officer	$99,498	$24,391

Brad Rogers
President and Chief Operating	$0	$32,521
Officer of CannTrust Inc.

Employment Agreements and Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment agreement with the Corporation. Those employment agreements include provisions regarding base salary, eligibility for annual bonuses and enrolment of benefits, among other things.

In connection with their employment agreements, each Named Executive Officer entered into a confidentiality and proprietary information agreement (the “CA”). The CA requires that all information, such as trade secrets, data or other proprietary information relating to products, procedures or formulas, that is disclosed to the Named Executive Officer through the course of his employment is considered “confidential information” that is the exclusive right and property of the Corporation. Upon the termination of employment, the CA provides that each Named Executive Officer is prohibited for a period of 12 months from (i) being engaged, directly or indirectly, with any business which is a direct competitor of the Corporation in Ontario, or any other Province where the Corporation carries on business during the term of the employment agreement; and (ii) selling, marketing or otherwise performing any services of any nature which are similar to the services provided by the Corporation and which are directly competitive with the products or services sold, marketed or otherwise provided by the Corporation to its customers.

None of the employment agreements entered into by the Named Executive Officers provides for change of control benefits.

Management Services Agreements

The Corporation has entered into the Service Agreements with Forum Financial Corporation (“Forum”). Under the Service Agreements, the Corporation has appointed Forum, as the service provider, to provide various managerial, operational and administrative services, including services related to the Corporation’s continuous disclosure and reporting requirements (the “Services”).

Pursuant to the Service Agreements, Forum is paid an aggregate monthly fee of $27,000. CannTrust also reimburses all expenses incurred by Forum expressly for the purpose of providing the Services at cost and authorized in advance by CannTrust.

The Service Agreements have an initial term of one year and will be automatically renewed on a year to year basis unless (i) either the Corporation or Forum provide 90 days’ notice of termination or (ii) the Corporation and Forum mutually agree to not automatically renew.

In addition, in April 2017 Forum was paid $200,000 for services provided to the Corporation during 2016 and 2017 with respect to the Corporation’s private placement of 12,584,100 special warrants on February 16, 2017 and the clearing of the Corporation’s long form prospectus on August 11, 2017, which was satisfied by the issuance of 100,000 Common Shares to Forum at an issue price of $2.00 per Common Share.

DIRECTOR COMPENSATION

The Corporation’s director compensation program is designed to attract and retain qualified individuals. The Compensation Committee assesses the director compensation program annually and makes recommendations with respect to director compensation to the Board.

The following table provides a summary of all amounts of compensation provided to directors of CannTrust, other than directors who are also Named Executive Officers, during the year ended December 31, 2017.

DIRECTOR COMPENSATION TABLE FOR 2017
			Non-Equity
		Option-Based	Incentive Plan
	Fee Earned	Awards	Compensation	All Other	Total
	($)	($)(2)	($)	Compensation	($)
Mark Litwin	$7,192	$76,753	$0	$0	$83,945
Mitchell Sanders	$0	$76,753	$0	$0	$76,753
Norman Paul	$7,192	$76,753	$0	$0	$83,945
Mark Dawber	$9,041	$76,753	$0	$0	$85,794
Robert Marcovitch	$7,192	$76,753	$0	$0	$83,945
Aubrey Dan(1)	$7,192	$76,753	$0	$0	$83,945

Notes:

(1)	Aubrey Dan resigned as a director of the Corporation on February 1, 2018.
(2)	Fair value of the options was determined by the Black-Scholes option pricing model.

Directors’ Option-Based Awards

All directors are entitled to participate in the Corporation’s Plan. During the financial year ended December 31, 2017, 300,000 options to purchase Common Shares were granted to directors (other than NEOs). During such financial year, 25,000 options to purchase Common Shares were exercised by directors, including NEOs. As at December 31, 2017, the Corporation had outstanding options to purchase an aggregate of 3,526,000 Common Shares, of which 275,000 were issued to the directors (other than NEOs).

Outstanding Option-Based Awards

The following table discloses the particulars of option-based awards granted to directors of CannTrust, other than directors who are also Named Executive Officers, during the fiscal year ended December 31, 2017.

	Option-Based Awards
				Value of
	Number of Common	Option		Unexercised
	Shares Underlying	Exercise	Option Expiration	In-The-Money
	Unexercised Options	Price	Date	Options(1)

Mark Litwin	50,000	$2.00	February 16, 2027	$357,500

Mitchell Sanders	50,000	$2.00	February 16, 2027	$357,500

Norman Paul	50,000	$2.00	February 16, 2027	$357,500

Mark Dawber	25,000	$2.00	February 16, 2027	$178,750

Robert Marcovitch	50,000	$2.00	February 16, 2027	$357,500

Aubrey Dan(2)	50,000	$2.00	February 16, 2027	$357,500

Notes:
(1)	Fair value of the options was determined using the Black-Scholes option-pricing model.
(2)	Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2017

The following table sets out for each director, other than Named Executive Officers, the value of option-based awards which vested during the year ended December 31, 2017 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2017.

	Option-based awards	Non-equity incentive plan
	Value vested during the	compensation Value
	year(1)	earned during the year
	($)	($)
Mark Litwin	$76,753	$0
Mitchell Sanders	$76,753	$0
Norman Paul	$76,753	$0
Mark Dawber	$76,753	$0
Robert Marcovitch	$76,753	$0
Aubrey Dan(2)	$76,753	$0

Notes:
(1)	Fair value of the options was determined using the Black-Scholes option-pricing model.
(2)	Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

Indemnification and Insurance

The Corporation maintains director and officer liability insurance and errors and omissions insurance. In addition, the Corporation has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Corporation as directors and officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Corporation’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defence expenses to the indemnitees by the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding options, and the weighted-average exercise price of outstanding options, outstanding on December 31, 2017.

Number of securities
remaining available for
future issuance under equity
	Number of securities to be			compensation plans
	issued upon exercise of		Weighted-average exercise	(excluding securities
	outstanding options		price of outstanding options	reflected in column (a))
Plan Category	(a)		(b)	(c)
Equity compensation plans approved by securityholders	3,526,000	(1)	$3.45	5,564,626	(2)

Equity compensation plans not approved by securityholders	Nil		Nil	Nil

TOTAL	3,526,000		$3.45	5,564,626

Notes:

(1)	Common Shares to be issued on the exercise of outstanding stock options governed by the stock option plan.
(2)	Based on 10% of the 90,906,265 Common Shares issued and outstanding as of December 31, 2017.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee of the Corporation, or any associate of any such person, is, or has been at any time since the incorporation of the Corporation, indebted to the Corporation or any of its subsidiaries nor is, or at any time since the incorporation of the Corporation has, any indebtedness of any such person to another entity been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

REPORT ON CORPORATE GOVERNANCE

General

The following sections set out a description of CannTrust’s corporate governance practices as approved by the Board in compliance with National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”).

NP 58-201 contains a series of guidelines for effective corporate governance. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. For the purposes of this disclosure, the applicable meaning of “independent” is that which is provided in NI 58-101, which states that a director is considered “independent” if he or she has no direct or indirect “material relationship” with the Corporation, which is one that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment; provided that, with respect to the members of the audit committee of the Board (the “Audit Committee”), the meaning of “independent” shall be that defined under, and required by, NI 52-110.

Board of Directors

Five of the seven members of the Board are “independent”, as that term is defined in NI 58-101, being Mark Litwin, Norman Paul, Mark Dawber, Robert Marcovitch and Shawna Page. Eric Paul is not considered “independent” because he also functions as the Chief Executive Officer of the Corporation and neither is Mitchell Sanders, as he provides legal services to the Corporation. Accordingly, a majority of the members of the Board are “independent”.

Certain members of the Board are also members of the board of directors of other reporting issuers, as noted below:

Name of Director	Name(s) of Reporting Issuer(s) and Exchange

Mark Dawber	Gencap Capital Inc. (CSE)

Meeting Attendance

The attendance record of directors at Board meetings and members at committee meetings during fiscal 2017 is as follows:

BOARD OF DIRECTORS
Date of	Eric	Mark	Mitchell	Norman	Mark	Robert	Aubrey
Meeting	Paul	Litwin	Sanders	Paul(2)	Dawber(2)	Marcovitch(2)	Dan(1)
20/01/17	x	x	x				x
03/02/17	x	x	x				x
17/02/17		x	x				x
08/03/17	x	x	x				x
07/04/17	x	x	x				x
11/15/17	x	x	x				x
30/05/17	x	x	x				x
10/08/17	x	x	x				x
24/10/17	x	x	x	x	x		x
22/11/17	x	x	x	x	x	x	x

Notes:

(1)	Aubrey Dan resigned as a director of the Corporation on February 1, 2018.
(2)	Appointed as a director upon the Corporation being listed on the CSE in August 2017.

AUDIT COMMITTEE
Date of Meeting	Mark Dawber	Aubrey Dan(1)	Robert Marcovitch
22/11/2017	x	x	x

Notes:

(1)	Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

COMPENSATION COMMITTEE
Date of Meeting	Mark Litwin	Robert Marcovitch	Aubrey Dan(1)
22/11/2017	x	x	x

Notes:

(1)	Aubrey Dan resigned as a director of the Corporation on February 1, 2018.

Director Tenure

The Board has not adopted a term limit for directors. The imposition of director term limits may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potential valuable board members. The Board will rely on an annual director assessment procedure, as more fully described below, in evaluating Board members, and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Board and Senior Management Diversity

The Corporation recognizes the benefits of having a diverse Board, and seeks to increase diversity at the Board level. The Corporation does not maintain quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). As at the date hereof, the Corporation has one director who is female. The Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions.

The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a written policy nor targets relating to the identification and nomination of female directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favorably in the identification and selection process.

The Board has not adopted any policies that specifically address the appointment of women to executive officers positions. The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Corporation believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Corporation’s business objectives; however, due to the relatively small size of the Corporation’s executive leadership, the representation of women in executive officer positions has not been considered when making executive officer appointments and the Corporation has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above.

Board Mandate

The mandate of the Board is to provide oversight for the Corporation and to act honestly and in good faith with a view to its best interests. The Board acts in accordance with the Business Corporations Act (Ontario) and the Corporation’s articles of incorporation and by-laws, as well as with other applicable laws and Corporation policies. The Board discharges its responsibilities both directly and through the work performed by its standing committees, as well as any other committees appointed from time to time on an ad hoc basis. The Board reviews and approves any transactions and decisions that fall within its approval mandate in advance and reviews the results of these decisions on a regular basis.

The mandate of the Board requires that the Board meet as many times as it considers necessary to carry out its responsibilities effectively. The mandate of the Board also provides that the independent directors will hold regularly scheduled meetings at which members of management and other non-independent directors are not in attendance – although this did not occur during 2017 as the Corporation had only recently become a public company, it is expected to become a regular occurrence going forward as required by the mandate of the Board. A copy of the mandate of the Board is attached as Schedule “A” to this Circular.

Position Descriptions

No position description has been prepared for the Chairman of the Board or for the chair of each committee. However, the Chairman of the Board and the chair of each committee presides over all meetings (or the Board or committee, as applicable), participates in the development of meeting calendars and agenda, and ensures the orderly and efficient use of time in the meetings. Each committee chair reports to the Board on a regular basis.

No position description has been put in place for the Corporation’s CEO. The role and responsibilities of the CEO are delineated through the involvement of the Board in the Corporation’s affairs and the ongoing formal and informal communication between the Board and the CEO.

Orientation and Continuing Education

The Board consists of directors who are familiar with the industry or who bring particular expertise to the Board from their professional experience. New directors will be expected to participate in an initial information session regarding the Corporation in the presence of its senior executive officers to learn about, among other things, the business of CannTrust, its financial situation and its strategic planning. All new directors will receive a record of public information about the Corporation, as well as other relevant corporate and business information including corporate governance practices of the Corporation, the structure of the Board and its standing committees, its corporate organization, the charters of the Board and its standing committees, the Corporation’s articles, the Code of Conduct (as defined below) and other relevant corporate policies. Members of senior management make regular presentations to the Board on the main areas of the business and the directors have the opportunity to ask questions and tour CannTrust’s facilities.

Code of Ethics and Business Conduct

The Corporation has a code of ethics and business conduct (the “Code of Conduct”) for directors, officers, employees and representatives of the Corporation and its subsidiaries worldwide.

Directors and executive officers are required by applicable law and the Corporation’s corporate governance practices and policies to promptly disclose any potential conflict of interest that may arise. If a director or executive officer has a material interest in an agreement or transaction, applicable law and principles of sound corporate governance require them to declare the interest in writing and, where required by applicable law, to abstain from voting with respect to such agreement or transaction. Employees of CannTrust are required to report conflicts of interest to the General Counsel of the Corporation.

The Code of Conduct also sets out: (i) standards for the Corporation’s and its employees’ relationships with customers and others; (ii) standards for the accuracy of the Corporation’s books and records and the provision of information to the public; and (iii) rules regarding the ownership, protection and proper use of the Corporation’s assets. Significant efforts are made to ensure all directors, officers, employees and representatives of the Corporation fully understand their responsibilities under the Conduct of Conduct through training, leadership communications, certification requirements and awareness initiatives.

Any waiver of the Code of Conduct’s provisions shall be granted only in exceptional circumstances and then only by the Board in writing. Waivers granted to directors or executive officers may only be granted by the Board and shall be publicly disclosed as required by law.

The Code of Conduct may be accessed on our website at https://canntrust.ca.

Committees

The Corporation has three separate standalone committees: the Audit Committee, the Nomination and Governance Committee, and the Compensation Committee. Each of the committees only came into being upon the Corporation being listed on the CSE in August 2017.

Audit Committee

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process, the system of internal control over financial reporting and accounting compliance, the audit process and processes for identifying, evaluating and monitoring the management of the Corporation’s principal risks impacting financial reporting. The Audit Committee also assists the Board with the oversight of financial strategies and overall risk management.

The Audit Committee is comprised of Mark Dawber (Chairman), Mark Litwin and Robert Marcovitch. Each of the members of the Audit Committee is “independent” and “financially literate”, each within the meaning of NI 52-110. The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to his or her responsibilities as an Audit Committee member.

Mark Dawber is a CPA and Chartered Accountant with significant public accounting experience having been an Audit Partner at Moore Stephens Hyde Houghton from 1971 until 1998 and BDO Canada LLP from 1999 to 2000. He has extensive public company experience having served on public company boards for many years as an independent director, chair of audit committees and as a member of governance and compensation committees. He has conducted numerous assignments for the Institute of Chartered Accountants of Ontario’s Professional Conduct Committee.

Mark Litwin is the President of Gencan Capital Inc., a CSE-listed corporation. Mr. Litwin was previously President and a Director of Gencan’s predecessor corporations which were listed on the TSXV and TSX. He is also President of Sutton Management Limited, an investment and management holding company. Mr. Litwin has held the position of President and has been a director of a number of public companies. He has significant experience in the real estate industry and has a B.Econ (Hons) and MBA degrees from York University. Mr. Litwin is a member of the board of the UHN Toronto Rehab Hospital Foundation and the Mt Sinai Hospital Finance/Resource Committee.

Robert Marcovitch is a seasoned chief executive with substantial business experience, managing companies with in excess of $1 billion dollars in revenue. He was until recently the President and CEO of K2 Ski’s, an international developer, manufacturer, marketer and distributor of winter sports equipment and held that position since October 2015 (and was previously with K2 from 1999 to 2011). His responsibilities included managing factories in Europe and the USA. He was previously the Chief Executive Officer at The Coleman Outdoor Company from 2011 until 2015, and prior to that, was Chief Executive Officer and President of Ride, Inc. from 1994 to 1999, which prior to its acquisition by K2 was a large publicly traded company.

The Corporation has provided the required Audit Committee disclosure under NI 52-110 in its Annual Information Form (“AIF”), dated March 29, 2018. The AIF is available under the Corporation’s SEDAR profile at www.sedar.com.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the Corporation’s external auditors not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on exemptions in relation to “De Minimis Non-audit Services” or any exemption provided by Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Corporation. Before the appointment of the auditor for any non-audit service, the Audit Committee will consider the compatibility of the service with the auditor’s independence. The Audit Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services. Such policies and procedures will be detailed as to the particular service, and the Audit Committee must be informed of each service, and the procedures may not include delegation of the Audit Committee’s responsibilities to management. In addition, the Audit Committee may delegate to one or more members the authority to pre approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees (By Category)

The following table sets forth, by category, the fees for all services rendered by the Corporation’s external auditors, RSM, for the financial years ending December 31, 2016 and December 31, 2017:

	Fiscal Year Ended December	Fiscal Year Ended December
	31, 2017	31, 2016
	($)	($)
Audit Fees	$165,000	$130,000
Audit-related Fees	$34,000	$0
Tax Fees	$10,000	$10,000
All Other Fees	$15,000	$0

Compensation Committee

Mark Litwin, Robert Marcovitch and Shawna Page serve as members of the Compensation Committee. Each of the members of the Compensation Committee is “independent” within the meaning of NI 52-110. Under the Compensation Committee’s mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing CannTrust’s general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the CEO; (c) in consultation with the CEO, reviewing compensation programs applicable to the senior management of CannTrust; (d) making recommendations to the Board with respect to CannTrust’s incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans; and (e) annually reviewing directors’ compensation and recommending any changes to the Board for consideration.

Nomination and Governance Committee

The Nomination and Governance Committee is comprised of Mark Litwin, Norman Paul and Mark Dawber. Each of the members of the Nomination and Governance Committee is “independent” within the meaning of NI 52-110.

The Nomination and Governance Committee is responsible for seeking out and evaluating suitable candidates to serve on the Board. In so doing, the Nomination and Governance Committee will: (i) consider what competencies and skills the Board, as a whole, should possess; (ii) assess what competencies and skills each existing director possesses; (iii) recommend to the Board the necessary and desirable competencies of directors, taking into account the Corporation’s strategic direction and changing circumstances and needs; (iv) identify individuals qualified to become new members of the Board and recommending to the Board the new director nominees for the next annual meeting of shareholders; and (v) annually conduct, review and report to the Board the results of an assessment of the performance and effectiveness of the Board.

Assessments

The Nomination and Governance Committee is responsible for overseeing and assessing the functioning of the Board and the committees thereof. The Nomination and Governance Committee is tasked with annually reviewing and making recommendations to the Board with regard to the size, composition and role of the Board and its standing committees (including any additional committees to be established) and the methods and processes by which the Board, committees and individual directors fulfill their duties and responsibilities, including the methods and processes for evaluating board, committee and individual director effectiveness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise described herein, none of the persons who were directors or executive officers of the Corporation or a subsidiary of the Corporation at any time during the Corporation’s last financial year, the Nominees, any person or corporation who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to CannTrust is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year which are filed on SEDAR. In addition, copies of the Corporation’s annual financial statements and MD&A and this Circular may be obtained upon request to the Corporation at 3280 Langstaff Road, Unit 1, Vaughan, Ontario L4K 4Z8, Attention: Chief Financial Officer.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular, and the sending thereof to each director of the Corporation, to the auditors of the Corporation and the Shareholders has been approved by the Board.

DATED in the City of Toronto, in the Province of Ontario, this 12th day of April, 2018.

(signed) “Eric Paul”
Eric Paul
Director and Chief Executive Officer

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

CANNTRUST HOLDINGS INC.

A. ACCOUNTABILITY

The Board of Directors (the “Board”) of CannTrust Holdings Inc. (the “Corporation”) is responsible for supervising the management of the business and affairs of the Corporation.

B. ROLE

The role of the Board is to focus on governance and stewardship of the business carried on by the Corporation and its subsidiaries as a whole. The Board will review strategy, assign responsibility for achievement of that strategy, and monitor performance against those objectives. In fulfilling this role, the Board will regularly review the strategic plans developed by management so that they continue to be responsive to the changing business environment in which the Corporation and its subsidiaries operate.

C. RESPONSIBILITIES

In fulfilling its role, the Board will:

1. Oversee Stakeholder Communication

Satisfy itself that there is effective communication between the Corporation (both the Board and management) and the Corporation’s shareholders, other stakeholders and the public by ensuring that the Corporation’s communication and disclosure policies set forth under “K” below are reviewed annually by the Board.

2. Establish Strategic Goals, Performance Objectives and Operational Policies

The Board will adopt a strategic planning process and will review and approve broad strategic corporate objectives and establish corporate values against which the performance of the Corporation and its subsidiaries will be measured. In this regard, the Board will, at least annually:

a)	Approve long-term strategies which take into account, among other things, the opportunities and risks of the Corporation’s and its subsidiaries’ business.
b)	Review and approve strategic and operational plans and budgets developed by management and within which management of the Corporation and its subsidiaries will operate so that they are consistent with long-term goals.
c)	Set targets against which to measure corporate and executive performance of the Corporation and its subsidiaries.
d)	Satisfy itself that a portion of executive compensation is linked appropriately to the Corporation’s performance.

3. Delegate Management Authority to the Chief Executive Officer and the President

a)	Satisfy itself that a process is in place with respect to the appointment, development, evaluation and succession of senior management of the Corporation and its subsidiaries.
b)	Delegate to the Chief Executive Officer and such other executive officers as he determines appropriate, the authority to manage the business of the Corporation and its subsidiaries and to make decisions regarding the ordinary course of business and operations in accordance with the Corporation’s Delegation of Authority, and ensure that the Delegation of Authority is reviewed annually.
c)	Satisfy itself as to the integrity of the Chief Executive Officer and the other executive officers of the Corporation and that such individuals create a culture of integrity throughout the Corporation and its subsidiaries.

4. Monitor Risk, Compliance and Corporate Performance

a)	Assess and monitor the principal risks of all aspects of the businesses in which the Corporation and its subsidiaries as a whole are engaged.
b)	Monitor performance of the Corporation and its subsidiaries against both short-term and long-term strategic plans and annual performance targets, and monitor compliance with Board policies and the effectiveness of risk management practices.
c)	Verify that the Corporation has implemented and maintains adequate and effective internal controls and management information systems which ensure the directors discharge the Board’s oversight responsibilities, including the Corporation’s compliance with legal and regulatory requirements related to financial and other continuous disclosure reporting.

5. Develop Board Processes

a)	Develop procedures relating to the conduct of the Board’s business and the fulfillment of the Board’s responsibilities.
b)	Develop the Board’s approach to corporate governance through the Nomination and Governance Committee.

D. QUALIFICATIONS OF DIRECTORS

Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation and its subsidiaries.

A majority of the Board must be independent. Independence shall have the meaning, as the context requires, given to it in National Instrument 52-110 – Audit Committees, as may be amended from time to time. The Chair should act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties.

Each director must have an understanding of the Corporation’s and its subsidiaries’ principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation and its subsidiaries relative to their principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership.

Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair of the Nomination and Governance Committee and, if determined appropriate by the Board on the recommendation of the Nomination and Governance Committee, resign from the Board.

E. MAJORITY VOTING POLICY

At meetings of shareholders at which directors are to be elected, shareholders will vote in favour of, or withhold from voting for, each nominee separately. If, with respect to any particular nominee, the number of votes withheld exceeds the votes cast in favour of the nominee, then for purposes of this policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law.

An individual elected as a director who is considered under this majority voting policy not to have the support or confidence of the shareholders is expected forthwith to submit to the Chair of the Board his or her resignation from the Board. The Nomination and Governance Committee is expected to recommend acceptance of the resignation offer except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. In considering whether or not to recommend acceptance of the resignation offer, the Nomination and Governance Committee shall consider all factors deemed relevant by members of the Nomination and Governance Committee including, without limitation, the stated reason or reasons why shareholders “withheld” votes from the election of the director, the length of service and the qualification of the director (including, for example, the impact the director’s resignation would have on the Corporation’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Corporation’s securities are listed or posted for trading), such director’s contribution to the Corporation, and whether the director’s resignation from the Board would be in the best interests of the Corporation. In reviewing the Nomination and Governance Committee’s recommendation, the Board shall consider the factors considered by the Nomination and Governance Committee and such additional factors as the Board considers relevant. The Board is expected to accept the recommendation of the Nomination and Governance Committee and to otherwise accept the resignation offer except in situations where exceptional circumstances would warrant the director continuing to serve on the Board. A director who has tendered a resignation pursuant to this policy will not participate in any deliberations of the Nomination and Governance Committee or the Board with respect to his or her resignation.

Within ninety (90) days of receiving a director’s resignation, the Board will make a decision and issue a press release neither announcing the resignation of the director or explaining why it has not been accepted. In determining whether or not to accept the resignation, the Board will take into account the factors considered by the Governance Committee and any other factors the Board determines are relevant.

Subject to any corporate law restrictions, the Board may: (i) leave the resultant vacancy unfilled until the next annual meeting of shareholders; (ii) fill the vacancy through the appointment of a new director who merits the confidence of the shareholders; or (iii) call a special meeting of shareholders to fill the vacant position.

This majority voting policy does not apply to contested elections in which the number of director nominees for election is greater than the number of director positions on the Board. In contested elections, the directors shall be elected by the vote of a plurality of the votes cast.

F. MEETINGS

Subject to the Corporation’s by-laws and articles and the requirements under the Business Corporations Act (Ontario):

1. Scheduling

The Board will meet as often as it determines is necessary to fulfill its responsibilities. A meeting of the Board may be called by the Chair or any two Board members. The independent directors will hold regularly scheduled meetings at which members of management non-independent directors are not in attendance.

Meetings will be held at a location determined by the Chair.

2. Notice

Notice of the time and place of each meeting will be given to each member either by telephone or other electronic means not less than 48 hours before the time of the meeting. Meetings may be held at any time without notice if all of the members have waived or are deemed to have waived notice of the meeting. A member participating in a meeting will be deemed to have waived notice of the meeting.

3. Agenda

The Chair will establish the agenda for each meeting and will establish the agenda for each meeting and lead discussion on meeting agenda items. The Chair shall instruct management to circulate properly prepared agenda materials to Committee members with sufficient time to review prior to scheduled meetings. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

4. Distribution of Information

The Chair will distribute, or cause the Secretary to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

5. Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

6. Quorum

A majority of members of the Board will constitute a quorum for any meeting of the Board.

7. Voting and Approval

At meetings of the Board, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chair will not have a second or casting vote in addition to his or her original vote.

8. Procedures

Procedures for Board meetings will be determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board or the Board.

9. Transaction of Business

The powers of the Board may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Board.

10. Absence of Chair

In the absence of the Chair at a meeting of the Board, the members in attendance must select one of them to act as chair of that meeting.

11. Absence of Secretary

In the absence of the Secretary at a meeting of the Board, the Board may appoint one of its members or any other person to act as secretary.

12. Committees

Each committee will establish its own meeting procedures and requirements under its charter.

G. SERVICE ON OTHER BOARDS AND AUDIT COMMITTEE

The Board does not believe that its members should be prohibited from serving on the boards of other companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another Corporation and, as a general rule, directors are not allowed to join a board of another Corporation on which two or more other directors of the Corporation serve. In addition, directors cannot be on the board of a competitor of the Corporation.

Members of the Audit Committee may not serve on the audit committees of more than two other companies without the prior approval of the Board.

H. ACCESS TO OUTSIDE ADVISORS AND RECORDS

The Board may retain any outside advisor at the expense of the Corporation at any time and has the authority to determine any such advisors’ fees and other retention terms. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Corporation.

The Board, and any outside advisors retained by it, will have access to all records and information relating to the Corporation which it deems relevant to the performance of its duties.

I. EVALUATION OF BOARD, DIRECTORS AND COMMITTEES

The Nomination and Governance Committee, in consultation with the Chair, will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole as well as the committees of the Board to ensure they are fulfilling their respective responsibilities and duties. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the Board and each committee as well as the performance of individual directors. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

J. MANAGEMENT

1. Management’s Role

a)	The primary responsibility of management of the Corporation and its subsidiaries is to safeguard the Corporation’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.
b)	In managing the Corporation, management should also have regard to the legitimate interests of the Corporation’s other stakeholders, such as the Corporation’s employees, creditors and the communities in which the Corporation operates.

2. Management’s Relationship to the Board

a)	Senior management of the Corporation and its subsidiaries, primarily through the Chief Executive Officer, reports to and is accountable to the Board, or the board of such subsidiary which, in turn, is accountable to the Board.
b)	Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation’s and its subsidiaries’ strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management of the Corporation and its subsidiaries.

3. Board Access to Business Information and Management

Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of the Corporation and its subsidiaries with respect to developments and key decisions taken by management in pursuing the Corporation’s and its subsidiaries’ business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

4. Management Performance Review and Rewards

a)	The Nomination and Governance Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation being assessed against these agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.
b)	The compensation plans of the Corporation and its subsidiaries are based on maintaining a direct link between management rewards and the achievement of agreed upon goals and objectives while ensuring that such plans do not induce inappropriate risk-taking.

K. COMMUNICATION AND DISCLOSURE POLICIES

The Corporation has adopted a Timely Disclosure, Confidentiality and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of the Timely Disclosure, Confidentiality and Insider Trading Policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Timely Disclosure, Confidentiality and Insider Trading Policy is reviewed annually by the Board and will be available on the Corporation’s website.

The Corporation endeavours to keep its shareholders informed of its progress through a comprehensive annual information form, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about the Corporation and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time.

The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation’s financial results. The Corporation also endeavours to ensure that the media is kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.

L. CODE OF ETHICS AND BUSINESS CONDUCT

The Board expects all directors, officers and employees of the Corporation and its subsidiaries to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation’s Code of Ethics and Business Conduct in place from time to time. Waivers of the Code of Ethics and Business Conduct will only be granted in exceptional circumstances where the waiver would not be inconsistent with the spirit of the Code of Ethics and Business Conduct and following consultation with legal counsel. Any waiver of the Code of Ethics and Business Conduct for officers or directors may only be made by the Board or the Nomination and Governance Committee and will be disclosed to shareholders by the Corporation to the extent required by law, regulation or stock exchange requirement. Employees may seek waivers from the Chief Financial Officer and any such waivers will be promptly reported to the Board.

M. ORIENTATION OF DIRECTORS

The Corporation is best served by the Board comprised of individuals who are well versed in modern principles of corporate governance and other subject matters relevant to Board service and who thoroughly comprehend the role and responsibilities of an effective Board in the oversight and management of the Corporation and its subsidiaries. The Nomination and Governance Committee will develop an orientation and continuing education program for all directors of the Corporation and its subsidiaries. This program will be articulated in separate director orientation and continuing education policy that will be reviewed by the Nomination and Governance Committee on an annual basis. The continuing education program for directors will ensure that directors are kept informed as to matters impacting, or which may impact, the Corporation’s directors.